GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

November 24, 2010

Matthew Crispino

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

HotelPlace, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Three

File No.: 333-168925

Dear Mr. Crispino:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

HotelPlace, Inc.